SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS CHRISTOPHER W. BETTS GEOFFREY CHAN * ANDREW L. FOSTER * BRADLEY A. KLEIN ~ CHI T. STEVE KWOK * EDWARD H.P. LAM ◆* HAIPING LI * RORY MCALPINE ◆ JONATHAN B. STONE *	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
◆ (ALSO ADMITTED IN ENGLAND & WALES) ~ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)		BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

April 8, 2019

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director

Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Jeff Kauten, Staff Attorney

Ms. Becky Chow, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	So-Young International Inc. (CIK No. 0001758530)

Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Krikorian, Mr. Kauten and Ms. Chow:

On behalf of our client, So-Young International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (“Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on March 14, 2019, and two copies of the filed exhibits.

U.S. Securities and Exchange Commission

April 8, 2019

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the verbal comments from the Staff received on March 29, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to addressing the Staff’s comments, the Company has included in the Registration Statement other information and data to reflect recent developments.

Comments Received on March 29, 2019

1.	Please include the disclosure on post-IPO concentration of ownership in the prospectus summary.

In response to the Staff’s comment, the Company has revised (i) the cover page of the prospectus included in the Registration Statement, and (ii) page 8 of the Registration Statement.

2.	We note your response to our comment 7. Please clarify and disclose the definition of each consultation on page 99.

The Company respectfully advises the Staff that each consultation message means each message sent between a user and a medical service provider on the platform of the Company, with each text sent counting as one distinct message. In response to the Staff’s comment, the Company has revised pages 10 and 102 of the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charline Ni, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 6533 2820 or via e-mail at charline.j.ni@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Xing Jin, Chief Executive Officer, So-Young International Inc.

Min Yu, Chief Financial Officer, So-Young International Inc.

Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP